Exhibit 99.1

(formerly operating as Dejour Enterprises Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2011

Tel: 403 266 5608 Fax: 403 233 7833 www.bdo.ca	BDO Canada LLP 620, 903 - 8th Avenue SW Calgary AB T2P 0P7 Canada

Independent Auditor's Report

To the Shareholders of Dejour Energy Inc.

We have audited the accompanying consolidated financial statements of Dejour Energy Inc. (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010, and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our audit opinion, we draw attention to Note 2 in the consolidated financial statements that indicates that the Company has a working capital deficiency of $7,756,435 and an accumulated deficit of $76,509,825. These conditions, along with the other matters described in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

BDO Canada LLP

Chartered Accountants

Calgary, Alberta

March 29, 2012

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

DEJOUR ENERGY INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		December 31,	December 31,	January 1,
	Note	2011	2010	2010
		$	$	$
ASSETS
Current
Cash and cash equivalents		2,487,850	4,757,525	2,732,696
Accounts receivable	24	887,181	688,626	724,773
Share subscription receivable	13	516,246	-	-
Prepaids and deposits		100,848	92,738	126,266

Current Assets		3,992,125	5,538,889	3,583,735
Non-current
Deposits		403,764	442,261	429,402
Exploration and evaluation assets	5	5,282,652	10,257,259	12,717,545
Property and equipment	6	19,759,897	14,174,981	13,253,389

Total Assets		29,438,438	30,413,390	29,984,071

LIABILITIES
Current
Bank line of credit and bridge loan	8	5,545,457	4,800,000	850,000
Accounts payable and accrued liabilities	24	3,957,893	2,472,746	2,653,483
Unrealized financial instrument loss		-	-	99,894
Loans from related parties	9	-	250,000	2,345,401
Warrant liability	10	2,245,210	1,092,762	1,160,858
Flow-through shares liability	12	-	187,145	271,033

Current Liabilities		11,748,560	8,802,653	7,380,669
Non-current
Decommissioning liability	11	1,338,853	706,082	322,504
Other liabilities		43,989	31,708	39,913

Total Liabilities		13,131,402	9,540,442	7,743,086

SHAREHOLDERS' EQUITY
Share capital	13	85,075,961	79,385,883	75,810,350
Contributed surplus	15	8,133,877	7,638,609	6,873,166
Deficit		(76,509,825)	(65,466,543)	(60,342,637)
Accumulated other comprehensive loss	22	(392,977)	(685,002)	(99,894)

Total Shareholders' Equity		16,307,036	20,872,947	22,240,985

Total Liabilities and Shareholders' Equity		29,438,438	30,413,390	29,984,071

Approved on behalf of the Board:

Robert Hodgkinson – Director	Craig Sturrock – Director

The accompanying notes are an integral part of these consolidated financial statements.

1

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2011	2010
		$	$
REVENUES AND OTHER INCOME
Gross revenues		8,824,345	8,085,627
Royalties		(1,627,881)	(1,311,767)
Revenues, net of royalties		7,196,464	6,773,860
Financial instrument gain (loss)		(58,728)	67,922
Other income		33,627	36,602
Total Revenues and Other Income	21	7,171,363	6,878,384

EXPENSES
Operating and transportation		2,499,480	2,608,889
General and administrative		4,042,328	3,383,266
Finance costs		867,645	1,092,092
Stock based compensation	14	662,338	765,443
Foreign exchange loss		97,987	27,692
Amortization, depletion and impairment losses	7	8,651,632	4,684,867
Change in fair value of warrant liability	10	1,580,380	(68,097)
Total Expenses		18,401,790	12,494,152

Loss before income taxes		(11,230,427)	(5,615,768)

Deferred income tax recovery	18	187,145	491,863

Net loss for the year		(11,043,282)	(5,123,905)
Foreign currency translation adjustment		292,025	(685,002)

Comprehensive loss		(10,751,257)	(5,808,907)

Net loss per common share - basic and diluted	16	(0.092)	(0.051)

The accompanying notes are an integral part of these consolidated financial statements.

2

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

		Number	Share	Contributed			Total
	Note	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Equity
			$	$	$	$	$
Balance as at January 1, 2011		110,180,545	79,385,883	7,638,609	(65,466,543)	(685,002)	20,872,947
Shares issued via private placements, net of issuance costs	13	11,010,000	2,693,813				2,693,813
Issue of shares on exercise of warrants and options	13	5,701,841	2,090,647				2,090,647
Warrant liability reallocated on exercise of warrants	13		738,548				738,548
Contributed surplus reallocated on exercise of options	13		167,070	(167,070)			-
Stock-based compensation	14		-	662,338			662,338
Net loss					(11,043,282)		(11,043,282)
Foreign currency translation adjustment						292,025	292,025
Balance as at December 31, 2011		126,892,386	85,075,961	8,133,877	(76,509,825)	(392,977)	16,307,036

Balance as at January 1, 2010		95,791,038	75,810,350	6,873,166	(60,342,637)	(99,894)	22,240,985
Shares issued via private placements, net of issuance costs	13	14,389,507	3,575,533				3,575,533
Stock-based compensation	14			765,443			765,443
Net loss					(5,123,905)		(5,123,905)
Realized financial instrument loss						99,894	99,894
Foreign currency translation adjustment						(685,002)	(685,002)
Balance as at December 31, 2010		110,180,545	79,385,883	7,638,609	(65,466,543)	(685,002)	20,872,947

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.

3

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2011	2010
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year		(11,043,282)	(5,123,905)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		8,651,632	4,684,867
Stock based compensation		662,338	765,443
Non-cash finance costs		20,512	129,834
Non-cash general and administrative expenses		1,481	(30,030)
Deferred income tax recovery		(187,145)	(491,863)
Change in fair value of warrant liability		1,580,380	(68,097)
Amortization of deferred leasehold inducement		(8,207)	(8,205)

Changes in non-cash operating working capital	16	(73,931)	488,024
Total Cash Flows from (used in) Operating Activities		(396,222)	346,068

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		38,497	(12,855)
Exploration and evaluation expenditures		(225,379)	(539,233)
Additions to property and equipment		(8,134,997)	(4,499,478)
Proceeds from sale of property and equipment		1,238	1,603,971
Changes in non-cash investing working capital	16	888,236	(357,424)
Total Cash Flows from (used in) Investing Activities		(7,432,405)	(3,805,019)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of line of credit		5,545,457	(850,000)
Advance (repayment) of bridge loan		(4,800,000)	4,800,000
Repayment of loans from related parties		(250,000)	(2,208,067)
Advance of loan from creditor		20,488	-
Shares issued on exercise of warrants		2,090,647	-
Shares issued for cash, net of share issue costs		3,004,429	3,983,508
Changes in non-cash financing working capital	16	(52,069)	(241,661)
Total Cash Flows from (used in) Financing Activities		5,558,952	5,483,780

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(2,269,675)	2,024,829
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		4,757,525	2,732,696
CASH AND CASH EQUIVALENTS, END OF YEAR		2,487,850	4,757,525

Supplemental cash flow information - Note 16

The accompanying notes are an integral part of these consolidated financial statements.

4

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta and 0855524 B.C. Ltd., incorporated in B.C. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 29, 2012.

NOTE 2 – BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a)	Statement of compliance

The financial statements of the Company for the year ended December 31, 2011 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated annual financial statements presented in accordance with IFRS.

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian generally accepted accounting principles (“GAAP”). The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s 2010 annual financial statements and the explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company provided in note 25.

(b)	Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has a working capital deficiency of $7,756,435 and accumulated deficit of $76,509,825.  Whether and when the Company can attain profitability is uncertain.  These uncertainties cast significant doubt upon the Company’s ability to continue as going concern.

As described in note 8, in September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”) from a Canadian Bank to refinance the bridge loan and to provide funds for general corporate purposes. As described in note 13, during the year ended December 31, 2011, the Company raised gross proceeds of $5.4 million on the issue of shares. Subsequent to December 31, 2011, the Company received $1.2 million from the exercise of options and warrants. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These consolidated annual financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

5

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 2 – BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(c)	Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value, including derivative instruments, as explained in the accounting policies in note 3.

(d)	Use of estimates and judgments

The preparation of consolidated annual financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(e)	Functional and presentation currency

These consolidated annual financial statements are presented in Canadian dollars, which is the Company’s presentation currency. Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated annual financial statements and have been applied consistently by the Company’s entities.

(a)	Basis of consolidation

The consolidated annual financial statements include the financial statements of the Company and subsidiaries controlled by the Company. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

The financial statements of the subsidiaries are prepared using the same reporting period as the parent company, using consistent accounting policies.

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities from the date that joint control commences until the date that it ceases.

(b)	Foreign currency

Items included in the financial statements of each consolidated entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income (loss) as cumulative translation differences.

6

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Foreign currency (continued)

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency differences arising on translation are recognized in profit or loss. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the balance sheet date. Non- monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences recognized in the profit or loss statement of the Company’s entities’ separate financial statements on the translation of monetary items forming part of the Company’s net investment in the foreign operation are reclassified to foreign exchange reserve on consolidation.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(d)	Resource properties

Exploration and evaluation (“E&E”) costs

Pre-license costs are expensed in the period in which they are incurred.

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired. Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing and directly attributable overhead and administration expenses. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration and evaluation assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (CGU’s). Such CGU’s are not larger than an operating segment.

7

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

Exploration assets are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable or sufficient/continued progress is made in assessing the commercial viability of the E&E assets. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. When this is no longer the case, the costs are written off. Upon determination of proven reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas properties.

The Company may occasionally enter into joint venture arrangements, whereby the Company will transfer part of an oil and gas interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal. When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive income (loss).

Oil and gas properties and other property and equipment costs

Items of property and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When significant parts of an item of property and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by significant component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated by taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

Other property and equipment are depreciated based on a declining balance basis, which approximates the estimated useful lives of the asset, at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Vehicle	30%
Leasehold improvements	term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Other property and equipment are allocated to each of the Company’s primary cash-generating units, based on estimated future net revenue, consistent with the recoverable values applied in the most recent impairment test.

8

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

Derecognition

The carrying amount of an item of property and equipment is derecognized on disposal, when no beneficial interest is retained, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of and is no longer the beneficiary of the rewards of ownership. Where the asset is derecognized, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

On the disposition of an undivided interest in a property, where an economic benefit remains, the Company recognizes the farm out only on the receipt of consideration by reducing the carrying amount of the related property with any excess recognized in profit or loss of the period.

Major maintenance and repairs

The costs of day-to-day servicing are expensed as incurred. These primarily include the costs of labor, consumables and small parts. Material costs of replaced parts, turnarounds and major inspections are capitalized as it is probable that future economic benefits will be received. The carrying value of a replaced part is derecognized in accordance with the derecognition principles above.

(e)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

Decommissioning liability

A decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related asset. The amount recognized is management’s estimated cost of decommissioning, discounted to its present value using a risk free rate. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision and a corresponding adjustment to the related asset unless the change arises from production. The unwinding of the discount on the decommissioning provision is included as a finance cost. Actual costs incurred upon settlement of the decommissioning liability are charged against the provision to the extent the provision was established.

(f)	Earnings (loss) per share

Basic earnings (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods.

Diluted earnings (loss) per common share is calculated by dividing the profit or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. The diluted earnings (loss) per share figure is equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

9

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that will eventually vest. Where equity instruments are granted to employees, they are recorded at the instruments grant date fair value.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value of the share-based payment is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration received.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(h)	Revenue recognition

Revenue from the sale of oil and petroleum products is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue is stated after deducting sales taxes, excise duties and similar levies.

Revenue from the production of oil and natural gas in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant production sharing contracts.

(i)	Financial instruments

Financial assets

Financial assets are classified as into one of the following categories. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

10

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held-to-maturity investments

Held to maturity investments are initially measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. The Company does not currently have any held-to-maturity investments.

Available-for-sale assets

Available-for-sale assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized or impairment is viewed as other than temporary, at which time they will be recorded in profit or loss. The Company does not currently have any available-for-sale assets.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company does not have any financial assets at fair value through profit or loss.

Financial liabilities

Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred.

The Company’s other financial liabilities comprise of trade payables and accrued liabilities, loans payable to related parties and bank line of credit. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days of recognition.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

11

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

The Company has derivative financial instruments in the form of warrants issued in US dollars and contracts entered into to manage its exposure to volatility in commodity prices. These commodity contracts are not used for trading or other speculative purposes. Such derivative financial instruments are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss. The Company does not have any further derivative instruments.

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(j)	Impairment

Non-financial assets

The carrying value of long-term assets is reviewed at each period for indicators that the carrying value of an asset or a CGU may not be recoverable. The Company uses geographical proximity, geological similarities, analysis of shared infrastructure, commodity type, assessment of exposure to market risks and materiality to define its CGUs. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated. If the carrying value of the asset or CGU exceeds the recoverable amount, the asset or CGU is written down with an impairment recognized in profit or loss.

For the purpose of impairment testing, assets are grouped together in CGUs, which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction. For resource properties, fair value less costs to sell may be determined by using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the net present value of future net cash flows expected from the continued use of the asset or CGU. Refer to note 3(d) for more details.

(k)	Taxes

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

12

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Taxes (continued)

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable profit. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the asset is realized or the liability is settled, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, when they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions included as a reduction of revenues.

(l)	Share capital

The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

(m)	Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as deferred income tax recovery and the related deferred tax is recognized as a tax provision. To the extent that the Company has available tax pools for which the benefit has not been previously recognized, that are probable to be utilized, a deferred income tax recovery is recognized at the time of renunciation of the tax pools. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

13

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Borrowing costs

Borrowing costs directly associated with the acquisition, construction or production of a qualifying asset are capitalized when a substantial period of time is required to make the asset ready for its intended use. To the extent general borrowings are used for the purpose of obtaining a qualifying asset, the related costs are capitalized based on the weighted average of the borrowing costs applicable to the total outstanding borrowings in the period other than those made specifically for the purpose of the acquisition, construction or production of a qualifying asset. All other borrowing costs are recognized as an expense in the period in which they are incurred.

(o)	Future accounting pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The Company has early adopted the amendments to IFRS 1 which replaces references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRS’. This eliminates the need for the Company to restate derecognition transactions that occurred before the date of transition to IFRS. The amendment is effective for year-ends beginning on or after July 1, 2011; however, the Company has early adopted the amendment. The impact of the amendment and early adoption is that the Company only applies IAS 39 derecognition requirements to transactions that occurred after the date of transition.

The following new standards, amendments and interpretations, that have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

•	IFRS 7, Financial Instruments: Disclosures, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

•	IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015.

•	IFRS 10 Consolidated Financial Statements is the result of the IASB’s project to replace Standing Interpretations Committee 12, Consolidation – Special Purpose Entities and the consolidation requirements of IAS 27, Consolidated and Separate Financial Statements. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 11 Joint Arrangements is the result of the IASB’s project to replace IAS 31, Interests in Joint Ventures. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Under IAS 31, joint ventures could be proportionately consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12 Disclosure of Interests in Other Entities outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. The standard is effective for annual periods beginning on or after January 1, 2013.

14

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Future accounting pronouncements (continued)

•	IFRS 13 Fair Value Measurement defines fair value, requires disclosures about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRIC 20 Stripping costs in the production phase of a mine, IFRIC 20 clarifies the requirements for accounting for the costs of the stripping activity in the production phase when two benefits accrue: (i) unusable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

The following new standards, amendments and interpretations that have not been early adopted in these consolidated financial statements, are not expected to have an effect on the Company’s future results and financial position:

•	IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)

•	IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)

Note 4 - Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

Decommissioning liability

Decommissioning provisions have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

15

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

Note 4 - Critical Accounting Estimates and Judgments (continued)

Income taxes

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. All tax filings are subject to audit and potential reassessment. Accordingly, the actual income tax liability may differ significantly from the estimated and recorded amounts.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Derivative financial instruments

When estimating the fair value of derivative financial instruments, the Company uses third-party models and valuation methodologies that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

16

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian	United States
	Uranium	Oil and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2010	533,085	915,782	29,234,869	30,683,736
Additions	-	87,457	462,172	549,629
Disposals	-	(962,179)	(640,995)	(1,603,174)
Foreign currency translation and other	-	-	(1,555,167)	(1,555,167)
Balance at December 31, 2010	533,085	41,060	27,500,879	28,075,024
Additions	-	22,727	966,980	989,707
Transfer to property and equipment (Note 6)	-	-	(1,352,620)	(1,352,620)
Change in decommissioning provision	-	9,246	-	9,246
Disposals	-	(1,481)	-	(1,481)
Foreign currency translation and other	-	-	657,088	657,088
Balance at December 31, 2011	533,085	71,552	27,772,327	28,376,964

	Canadian	Canadian	United States
	Uranium	Oil and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2010	-	-	(17,966,191)	(17,966,191)
Impairment losses (Note 7)	(9,880)	-	(822,015)	(831,895)
Foreign currency translation and other	-	-	980,321	980,321
Balance at December 31, 2010	(9,880)	-	(17,807,885)	(17,817,765)
Impairment losses (Note 7)	-	-	(4,886,261)	(4,886,261)
Foreign currency translation and other	-	-	(390,286)	(390,286)
Balance at December 31, 2011	(9,880)	-	(23,084,432)	(23,094,312)

	Canadian	Canadian	United States
	Uranium	Oil and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At January 1, 2010	533,085	915,782	11,268,678	12,717,545
At December 31, 2010	523,205	41,060	9,692,994	10,257,259
At December 31, 2011	523,205	71,552	4,687,895	5,282,652

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

17

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

United States Exploration and Evaluation Properties

As at December 31, 2011, the Company holds approximately 103,000 net acres (December 31, 2010 - 110,000 net acres) of oil and gas leases in the Piceance, Parados and Uinta Basins in the US Rocky Mountains, of which approximately 99,000 net acres (December 31, 2010 - 107,000 net acres) were classified as E&E assets.

During the year ended December 31, 2011, the Company determined certain leases in the Piceance Basin in the US Rocky Mountains were technically feasible and commercially viable. Accordingly, $1,352,620 of accumulated exploration and evaluation costs were transferred to property and equipment.

During the year ended December 31, 2011, the Company capitalized $38,257 (December 31, 2010 – $228,443) of general and administrative costs to its US oil and gas interests.

The E&E asset impairment is $4,886,261 and $822,015 for the year ended December 31, 2011 and December 31, 2010, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction less estimated costs to sell. The recoverable amount was $nil on expired leases.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian	United States	Corporate
	Oil and Gas	Oil and Gas	and Other
	Interests	Interests	Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2010	11,693,001	1,445,467	273,543	13,412,011
Additions	4,132,386	340,150	26,945	4,499,481
Change in decommissioning provision	366,410	-	-	366,410
Foreign currency translation and other	-	(89,962)	(2,431)	(92,393)
Balance at December 31, 2010	16,191,797	1,695,655	298,057	18,185,509
Additions	6,457,404	866,097	28,867	7,352,368
Transfer from exploration and evaluation (Note 5)	-	1,352,620	-	1,352,620
Change in decommissioning provision	500,284	121,030	-	621,314
Disposals	-	-	(2,407)	(2,407)
Foreign currency translation and other	-	40,372	1,395	41,767
Balance at December 31, 2011	23,149,485	4,075,774	325,912	27,551,171

18

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian	United States	Corporate
	Oil and Gas	Oil and Gas	and Other
	Interests	Interests	Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2010	-	-	(158,622)	(158,622)
Amortization and depletion (Note 7)	(3,453,777)	-	(38,927)	(3,492,704)
Impairment losses (Note 7)	(360,268)	-	-	(360,268)
Foreign currency translation and other	-	-	1,066	1,066
Balance at December 31, 2010	(3,814,045)	-	(196,483)	(4,010,528)
Amortization and depletion (Note 7)	(2,366,156)	-	(37,198)	(2,403,354)
Impairment losses (Note 7)	(937,939)	(424,078)	-	(1,362,017)
Disposals	-	-	1,169	1,169
Foreign currency translation and other	-	(15,832)	(712)	(16,544)
Balance at December 31, 2011	(7,118,140)	(439,910)	(233,224)	(7,791,274)

	Canadian	United States	Corporate
	Interests	Interests	Assets
	Oil and gas	Oil and Gas	and Other	Total
	$	$	$	$
Carrying amounts:
At January 1, 2010	11,693,001	1,445,467	114,921	13,253,389
At December 31, 2010	12,377,752	1,695,655	101,574	14,174,981
At December 31, 2011	16,031,345	3,635,864	92,688	19,759,897

Canadian Oil and Gas Interests

At December 31, 2011, the Company had 5 property leases held on its behalf by a third party.

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proven reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2011 included estimated future development costs of $Nil (December 31, 2010 - $3,970,000) associated with the development of proved undeveloped reserves.

During the year ended December 31, 2011, the Company capitalized $87,424 (December 31, 2010 – $694,628) of general and administrative costs to its Canadian oil and gas interests.

At December 31, 2011, the Company performed an impairment test on certain oil and gas interests to assess the recoverable value of these properties when indicators of impairment were present.

The Developed and Proved (D&P) asset impairment is $937,939 and $360,268 for the year ended December 31, 2011 and December 31, 2010, respectively. The impairment was recognized because the carrying value of certain cash generating units exceeded the recoverable amount. The impairment was recognized based on the difference between the carrying value of cash generating unit and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on observable market prices for which the asset could be sold in a comparable arm’s length transaction, less estimated costs to sell.

19

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

The benchmark prices on which the December 31, 2011 impairment indicators were assessed are as follows:

	Natural gas	Condensate	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2012	3.50	102.90	98.00
2013	4.10	105.00	100.00
2014	4.70	107.10	102.00
2015	5.15	109.20	104.00
2016	5.55	111.40	106.10

Each benchmark price increased on average approximately 2% from 2017 and thereafter

United States Oil and Gas Interests

During the year ended December 31, 2011, the Company capitalized $617,090 (December 31, 2010 – $325,510) of general and administrative costs to its US oil and gas interests. During fiscal 2011 and 2010, the Company did not have any production from its US oil and gas interests and accordingly did not deplete any of its US oil and gas interests.

The D&P asset impairment is $424,078 and $Nil for the year ended December 31, 2011 and December 31, 2010, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was determined based on the amount for which the asset could be sold in a comparable arm’s length transaction, less estimated costs to sell.

The benchmark prices on which the December 31, 2011 impairment indicators were assessed are as follows:

Natural gas
(Henry Hub)
US$ / mmbtu
2012	2.50
2013	3.17
2014	3.53
2015	3.61
2016	3.86
2017	4.13
2018	4.41
2019	4.68
2020	4.95
2021	5.22
2022	5.49
2023	5.77
2024 and thereafter	6.05

* At December 31, 2011, the US$ to CAD$ exchange rate was 1.0170.

20

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31,
	2011	2010
	$	$
Exploration and Evaluation Assets ( E & E assets)
Impairment losses (Note 5)	4,886,261	831,895

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,403,354	3,492,704
Impairment losses (Note 6)	1,362,017	360,268
	8,651,632	4,684,867

NOTE 8 – BANK LINE OF CREDIT AND BRIDGE LOAN

In March 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000 with a due date of September 22, 2010. This facility was secured by a first floating charge over all the assets of DEAL, and bore interest at 12% per annum. At December 31, 2011, the Canadian oil and natural gas interests and properties with a carrying amount of $nil (December 31, 2010 - $12,418,812) were held as collateral for the loan. By agreement, the due date of the loan was extended to October 31, 2011. Pursuant to the agreement, outstanding advances were due to be fully repaid no later than October 31, 2011 or, upon the earlier of non-core asset sales of DEAL. During the year ended December 31, 2011, the Company made total monthly principal payments of $700,000 and repaid the outstanding balance of $4,100,000 in full. This facility was used to support the development of the Company’s oil and gas properties in the Drake/Woodrush area.

In September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”), including a letter of credit facility to a maximum of $700,000 for a maximum one year term, from a Canadian Bank to refinance the bridge loan and to provide operating funds. The line of credit is at an interest rate of Prime + 1% (total 4% p.a. currently) and collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. In December 2011, the Company renewed the line of credit with the Canadian Bank. The next review date is scheduled on or before May 1, 2012, but subject to change at the discretion of the bank. As at December 31, 2011, a total of $5,545,457 of this facility was utilized.

According to the terms of the facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2011, the Company is in compliance with the working capital ratio requirement.

NOTE 9 – LOANS FROM RELATED PARTIES

As at	Note	December 31, 2011	December 31, 2010	January 1, 2010
		$	$	$
Hodgkinson Equities Corporation (“HEC”)	a	-	250,000	387,927
Brownstone Ventures Inc. (“Brownstone”)	b	-	-	1,957,474
Total		-	250,000	2,345,401

21

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 9 – LOANS FROM RELATED PARTIES (continued)

(a)	At January 1, 2010, the Company had a 12% loan with a balance of $387,927 due on January 1, 2011 from HEC. HEC is a private company controlled by the CEO of the Company. The loan was secured by the assets, equipment, fixtures and accounts receivable of DEAL. During the year ended December 31, 2010, a loan repayment of $137,927 was made to HEC by the Company. As at December 31, 2010, a balance of $250,000 remained outstanding. During the year ended December 31, 2011, the loan was repaid in full in cash.

(b)	At January 1, 2010, the Company had a 12% loan with a balance of $1,957,474 due on January 1, 2011 from Brownstone. Previously, Brownstone controlled more than 10% of outstanding common shares of the Company. Effective September 28, 2011, Brownstone ceased to control more than 10% of outstanding common shares of the Company. The loan was collateralized by the assets of Dejour USA. During the year ended December 31, 2010, the loan was repaid in full in cash.

NOTE 10 – WARRANT liability

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities and are recorded at the fair value at each reporting date with the change in fair value for the period recorded in the statement of comprehensive loss for the period.

	#	$

Balance at January 1, 2010	8,075,000	1,160,858
Change in fair value	-	(68,096)
Balance at December 31, 2010	8,075,000	1,092,762
Granted, investor warrants	5,505,002	310,616
Exercise of warrants – value reallocation	(3,460,418)	(738,548)
Expired warrants	-	-
Change in fair value	-	1,580,380
Balance at December 31, 2011	10,119,584	2,245,210

As described in Note 13, in February 2011, the Company issued 5,505,002 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.35 until February 10, 2012. The fair value of these warrants was estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	December 31, 2011		February 11, 2011		December 31, 2010

Exercise price	US$	0.39	US$	0.35	US$	0.40
Share price	US$	0.52	US$	0.31	US$	0.32
Expected volatility		83%		58%		88%
Expected life		2.29 years		1 year		3.98 years
Dividends		0.0%		0.0%		0.0%
Risk-free interest rate		0.3%		0.3%		1.0%

During the year ended December 31, 2011, 3,460,418 US$ warrants were exercised. Subsequent to December 31, 2011, an additional 2,419,584 US$ warrants were exercised.

22

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 11 – DECOMMISSIONING LIABILITY

The total decommissioning liabilities were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2011 to be approximately $1,634,816 (December 31, 2010 - $990,000). These decommissioning liabilities are expected to be settled over the next 20 years with the majority of costs incurred between 2018 and 2025.

	Canadian Oil and Gas Properties (1)	United States Oil and Gas Properties (1)	Total
	$	$	$
Balance at January 1, 2010	322,504	-	322,504
Liabilities incurred during the year	331,618	-	331,618
Change in estimated future cash flows	34,792	-	34,792
Unwinding of discount	17,168	-	17,168
Balance at December 31, 2010	706,082	-	706,082
Liabilities incurred during the year	231,767	118,567	350,334
Change in estimated future cash flows	277,764	2,463	280,227
Actual costs incurred	(18,332)	-	(18,332)
Unwinding of discount	19,642	900	20,542
Balance at December 31, 2011	1,216,923	121,930	1,338,853

(1) relates to property and equipment

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil and Gas Properties	United States Oil and Gas Properties
As at December 31, 2011:
Discount rate	1.67%	1.72%
Inflation rate	2.00%	2.00%

As at December 31, 2010:
Discount rate	2.78%	-
Inflation rate	2.00%	-

23

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 12 – FLOW-THROUGH SHARES LIABILITY

The following is a continuity schedule of the liability portion of the flow-through shares issuances:

	Issued in	Issued in	Issued in	Issued in
	October 2009	March 2010	September 2010	December 2010	Total
	$	$	$	$	$
Balance at January 1, 2010	271,033	-	-	-	271,033
Liability incurred on flow-through shares issued	-	130,830	90,000	187,145	407,975
Settlement of flow-through share liability on incurring expenditures	(271,033)	(130,830)	(90,000)	-	(491,863)
Balance at December 31, 2010	-	-	-	187,145	187,145
Settlement of flow-through share liability on incurring expenditures	-	-	-	(187,145)	(187,145)
Balance at December 31, 2011	-	-	-	-	-

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	Common Shares
	# of Shares	$ Value of shares
Balance at January 1, 2010	95,791,038	75,810,350
- Shares issued via private placements, net of issuance costs	14,389,507	3,983,508
- Flow through share liability	-	(407,975)

Balance at December 31, 2010	110,180,545	79,385,883
- Issue of shares on exercise of warrants and options	4,751,841	1,574,401
- Warrant liability reallocated on exercise of warrants	-	738,548
- Contributed surplus reallocated on exercise of options	-	167,070
- Shares issued via private placements, net of issuance costs	11,010,000	2,693,813
- Subscriptions receivable on exercise of options	950,000	516,246

Balance at December 31, 2011	126,892,386	85,075,961

During the year ended December 31, 2011, the Company completed the following:

At December 31, 2011 the Company had subscriptions receivable in the amount of $516,246. The subscriptions receivable balance was received in full subsequent to year end.

24

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 13 – SHARE CAPITAL (continued)

In February 2011, the Company completed a private placement of 11,010,000 units at US$0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were $3,288,641 (US$3,303,000). In connection with this private placement, the Company paid finders’ fees of $196,694 (US$199,710) and other related costs of $119,602. The grant date fair value of the warrants, estimated to be $310,616, has been recognized as a derivative financial liability (Note 10). Issue costs of $32,084 related to the warrants were expensed. Directors and Officers of the Company purchased 2,000,000 units of this offering.

In January 2011, the Company renounced $888,940 flow-through funds to investors, using the look-back rule. The flow-through funds had been fully spent by February 28, 2011. As a result of the renunciation, a deferred income tax recovery of $187,145 was recognized on settlement of the flow-through share liability.

During the year ended December 31, 2010, the Company completed the following:

In December 2010, the Company renounced $1,767,567 flow-through funds to investors, using the general rule. The flow-through funds had been fully spent by December 31, 2010. As a result of the renunciation, a deferred income tax recovery of $220,830 was recognized on settlement of the flow-through share liability.

In December 2010, the Company completed a private placement and issued 2,339,315 flow-through shares at $0.38 per share. Gross proceeds raised were $888,940. In connection with this private placement, the Company paid finders’ fees of $53,337 and other related costs of $61,862. The Company also issued 140,359 agent’s warrants, exercisable at $0.38 per share on or before December 23, 2011. The grant date fair values of the agent’s warrants, estimated to be $4,211, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity. Directors and Officers of the Company purchased 513,157 shares of this offering.

In November 2010, the Company completed a private placement and issued 7,142,858 units at $0.28 per unit. Each unit consists of one common share and 0.65 of a common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share of the Company at $0.40 per share on or before November 17, 2015. Gross proceeds raised were $2,000,000. In connection with this private placement, the Company paid finders’ fees of $120,000 and other related costs of $123,423. The grant date fair values of the warrants, estimated to be $381,078, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In September 2010, the Company completed a private placement and issued 2,000,000 flow-through shares at $0.375 per share. Gross proceeds raised were $750,000. In connection with this private placement, the Company paid finders’ fees of $37,500 and other related costs of $38,890.

In March 2010, the Company completed a private placement and issued 2,907,334 flow-through units at $0.35 per unit. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share of the Company at $0.45 per share on or before March 3, 2011. Gross proceeds raised were $1,017,567. In connection with this private placement, the Company paid finders’ fees of $54,575 and other related costs of $52,819. The Company also issued 37,423 agent’s warrants, exercisable at $0.45 per common share on or before March 3, 2011. The grant date fair values of the warrants and agent’s warrants, estimated to be $45,563 and $2,245 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity. Directors and Officers of the Company purchased 412,500 units of this offering and no finders’ fee was paid on their participation in the offering.

In January 2010, the Company renounced $1,626,199 flow-through funds to investors, using the look-back rule. The flow-through funds had been fully spent by February 28, 2010. As a result of the renunciation, a deferred income tax recovery of $271,033 was recognized on settlement of the flow-through share liability.

25

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)	Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2010	4,416,682	0.45
Options granted	3,573,000	0.35
Options cancelled (forfeited)	(400,000)	0.39
Options expired	(643,182)	0.46
Balance at December 31, 2010	6,946,500	0.40
Options granted	3,212,500	0.35
Options exercised	(1,150,000)	0.35
Options cancelled (forfeited)	(200,000)	0.40
Options expired	(305,000)	0.45
Balance at December 31, 2011	8,504,000	0.39

Details of the outstanding and exercisable stock options as at December 31, 2011 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.35	5,185,500	0.35	2.66	3,870,500	0.35	2.81
$0.45	3,318,500	0.45	2.13	2,012,275	0.45	2.10
	8,504,000	0.39	2.45	5,882,775	0.38	2.57

26

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)    Stock Options (continued)

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2011	2010

Fair value at grant date	$0.15	$0.19

Exercise price	$0.35	$0.35
Share price	$0.36	$0.35
Expected volatility	74.33%	103.48%
Expected option life	2.10 years	2.04 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.65%	1.41%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 9.92% (2010 – 10.10%) is used when recording stock based compensation. This estimate is adjusted to the actual forfeiture rate. Stock based compensation of $662,338 (December 31, 2010 - $765,443) was expensed during the year ended December 31, 2011.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	Warrants	Exercise price
		$
Balance at January 1, 2010	14,736,150	0.47
Warrants granted	6,274,305	0.41
Balance at December 31, 2010	21,010,455	0.44
Warrants granted	5,505,002	0.37
Warrants exercised	(4,551,841)	0.37
Warrants expired	(3,540,026)	0.48
Balance at December 31, 2011	18,423,590	0.43

Details of the outstanding and exercisable warrants as at December 31, 2011 are as follows:

		Outstanding			Exercisable
			Weighted average			Weighted average
		Number	exercise	contractual	Number	exercise	contractual
		of warrants	price	life (years)	of warrants	price	life (years)
			$			$
	$0.40	3,642,856	0.40	3.88	3,642,856	0.40	3.88
	$0.55	4,015,151	0.55	2.48	4,015,151	0.55	2.48
US$	0.35	2,419,584	0.36	0.09	2,419,584	0.36	0.09
US$	0.40	7,700,000	0.41	2.98	7,700,000	0.41	2.98
US$	0.46	645,999	0.47	2.84	645,999	0.47	2.84
		18,423,590	0.43	2.66	18,423,590	0.43	2.66

27

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b)	Share Purchase Warrants (continued)

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities (Note 10).

NOTE 15 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2010	6,873,166
Stock based compensation	765,443
Balance at December 31, 2010	7,638,609
Stock based compensation	662,338
Exercise of options – value reallocation	(167,070)
Balance at December 31, 2011	8,133,877

NOTE 16 – SUPPLEMENTAL INFORMATION

(a)	Changes in operating non-cash working capital consisted of the following:

	Year ended December 31,
	2011	2010
	$	$
Changes in non-cash working capital:
Accounts receivable	(714,801)	36,147
Prepaids and deposits	(8,110)	33,528
Accounts payable and accrued liabilities	1,485,147	(180,737)
	762,236	(111,062)

Comprised of:
Operating activities	(73,931)	488,024
Investing activities	888,236	(357,424)
Financing activities	(52,069)	(241,662)
	762,236	(111,062)

Other cash flow information:
Cash paid for interest	439,987	576,549
Income taxes paid	-	-

28

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 16 – SUPPLEMENTAL INFORMATION (continued)

(b)    Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. The basic and diluted net loss per share is the same as there are no dilutive effects on earnings. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2011	2010
Weighted average common shares outstanding
Basic	120,300,214	99,788,625
Diluted	120,300,214	99,788,625

NOTE 17 – RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere, during the year ended December 31, 2011 and 2010, the Company entered into the following transactions with related parties:

(a)	Compensation awarded to key management included a total of salaries and consulting fees of $1,771,981 (2010 - $1,215,191) and non-cash stock-based compensation of $451,071 (2010 - $486,018). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2011 is $396,618 (December 31, 2010 - $12,000 and January 1, 2010 - $Nil) owing to a company controlled by an officer of the Company.

(b)	The Company incurred a total of $2,301 (2010 - $268,440) in finance costs to a company controlled by an officer of the Company.

(c)	Included in interest and other income is $30,000 (2010 - $30,000) received from the companies controlled by officers of the Company for rental income.

(d)	In July 2008, Brownstone Ventures Inc. (“Brownstone”) became a 28.53% working interest partner in the US properties. Previously, Brownstone controlled more than 10% of outstanding common shares of the Company. Effective September 28, 2011, Brownstone ceased to control more than 10% of outstanding common shares of the Company. Included in accounts receivable at December 31, 2011 is $Nil (December 31, 2010 - $168,771 and January 1, 2010 - $72,752) owing from Brownstone.

(e)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts receivable at December 31, 2011 is $Nil (December 31, 2010 - $967 and January 1, 2010 - $Nil) owing from HEC. Included in accounts payable and accrued liabilities at December 31, 2011 is $53,668 (December 31, 2010 - $166,139 and January 1, 2010 - $63,679) owing to HEC.

(f)	In December 2011, HEC exercised 250,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

29

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 18 –INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2011	2010
	$	$
Loss before income taxes	(11,230,427)	(5,615,768)
Corporate tax rate	33.36%	30.87%

Expected tax recovery	(3,746,974)	(1,733,630)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in effective tax rates	(319,388)	89,488
Impact of foreign exchange rate changes	(219,610)	471,405
Change in unrecognized deferred tax assets	3,582,881	132,578
Stock based compensation and share issue costs	220,956	72,159
Non deductible amounts	347,217
Other adjustments	(52,227)	476,137

Deferred income tax recovery	(187,145)	(491,863)

No deferred tax asset has been recognized in respect of the following losses and deductable temporary differences as it is not considered probable that the sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2011	2010
	$	$
Deferred income tax assets
Non-capital losses available	11,211,431	7,747,991
Capital losses available	1,030,304	1,042,668
Resource tax pools in excess of net book value	6,226,327	6,068,919
Share issue costs and other	228,199	253,802
Unrecognized deferred tax assets	18,696,261	15,113,380

30

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 18 –INCOME TAXES (continued)

The Company has the approximate amounts of tax pools available as follows:

	2011	2010
As at December 31	$	$

Canada:
Exploration and development expenditures	18,439,000	16,047,000
Unamortized share issue costs	913,000	1,003,000
Capital losses	8,242,000	8,242,000
Non-capital losses	18,416,000	15,997,000
	46,010,000	41,289,000

United States:
Exploration and development expenditures	27,757,000	27,146,000
Non-capital losses	16,896,000	10,009,000
	44,653,000	37,155,000

Total	90,663,000	78,444,000

The exploration and development expenditures can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2015	1,729,000	-	1,729,000
2026	-	480,000	480,000
2027	4,151,000	-	4,151,000
2028	4,674,000	2,020,000	6,694,000
2029	3,373,000	6,397,000	9,770,000
2030	2,081,000	1,112,000	3,193,000
2031	2,408,000	6,887,000	9,295,000
	18,416,000	16,896,000	35,312,000

NOTE 19 – COMMITMENTS

In connection with the issuance of flow-through shares by the Company during the year ended December 31, 2010, the Company was required to expend $2.7 million of eligible exploration expenditures by December 31, 2011. $1.8 million was expended by December 31, 2010 and $0.9 million was expended by February 28, 2011.

The Company has entered into a lease agreement for a vehicle that is used to accelerate the production in the waterflood at Woodrush. Future minimum annual lease payments under the lease are as follows:

$
2012	41,042
2013	34,202
75,244

31

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 19 – COMMITMENTS (continued)

The Company has entered into lease agreements on office premises for its various locations. Under the terms of the lease for one of its subsidiaries, the Company has an option to automatically extend the term for a period of one year. Future minimum annual lease payments under the leases are as follows:

$
2012	181,984
2013	73,051
2014	48,701
303,736

NOTE 20 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31,
	2011	2010
	$	$
Salaries, benefits and fees	1,771,981	1,215,191
Non-cash stock-based compensation	451,071	486,018
	2,223,052	1,701,209
Capitalized portion of salaries and fees	(154,368)	(159,373)
	2,068,684	1,541,836

NOTE 21 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2011	2010	2011	2010	2011	2010
	$	$	$	$	$	$
Years ended December 31
Revenues and other income	7,171,363	6,878,384	-	-	7,171,363	6,878,384
Segmented loss	(4,662,246)	(3,506,122)	(6,381,036)	(1,617,783)	(11,043,282)	(5,123,905)
Amortization, depletion and impairment losses	3,330,809	3,862,852	5,320,823	822,015	8,651,632	4,684,867
Interest expense	439,771	576,549	216	-	439,987	576,549
Income tax recovery	187,145	491,863	-	-	187,145	491,863

As at December 31
Total capital expenditures	6,480,131	4,219,843	1,833,077	802,322	8,313,208	5,022,165

32

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 22 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were as follows:

As at	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Unrealized financial instrument loss	-	-	99,894
Foreign currency translation adjustment	392,977	685,002	-
	392,977	685,002	99,894

NOTE 23 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that financial asset or financial liability. Due to the use of subjective judgments and uncertainties in the determination of these fair values the values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The following tables provide fair value measurement information for financial assets and liabilities as at December 31, 2011 and December 31, 2010. The carrying value of cash and cash equivalents, accounts receivable, bank line of credit, and accounts payable and accrued liabilities included in the consolidated statement of financial position approximate their fair value due to the short term nature of the instruments or the indexed rate of interest on the bank debt.

December 31, 2011	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	2,487,850	2,487,850	2,487,850	-	-
Accounts receivable	887,181	887,181	887,181	-	-
Subscription receivable	516,246	516,246	516,246	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	3,957,893	3,957,893	3,957,893	-	-
Bank line of credit	5,545,457	5,545,457	5,545,457	-	-
Fair value of commodity contracts	9,800	9,800	-	9,800	-

December 31, 2010	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	4,757,525	4,757,525	4,757,525	-	-
Accounts receivable	688,626	688,626	688,626	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	2,472,746	2,472,746	2,472,746	-	-
Bridge loan	4,800,000	4,800,000	4,800,000	-	-
Loan from related party	250,000	250,000	-	-	250,000

33

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 23 – DETERMINATION OF FAIR VALUES (continued)

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company’s functional currency is the Canadian dollar. The Company operates in the United States, giving rise to exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk. This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

(a)	Credit Risk

Credit risk arises from credit exposure to receivables due from joint venture partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2011 and 2010, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2011, the Company’s receivables consist of $64,583 (2010 - $195,514) from joint interest partners, $774,100 (2010 - $408,700) from oil and natural gas marketers and $48,498 (2010 - $84,412) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2011, $5,787 (2010 - $152,056) of accounts receivable are past due, all of which are considered to be collectable.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

34

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(b) Liquidity Risk (continued)

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs. The Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a bank line of credit facility (note 8). The Company also attempts to match its payment cycle with collection of oil and natural gas revenues on the 25th of each month.

Accounts payable are considered due to suppliers in one year or less while the bridge loan was repaid in full during the year ended December 31, 2011. The bank line of credit, which is scheduled to be reviewed on or before May 1, 2012, is repayable upon demand.

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company utilizes financial derivatives to manage certain market risks. All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(i)	Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2011 and 2010.

The Company was exposed to the following foreign currency risk at December 31:

	2011	2010
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1,772,982	601,519
Accounts receivable	69,667	168,770
Accounts payable and accrued liabilities	(1,346,564)	(227,531)
Balance sheet exposure	496,085	542,758

The following foreign exchange rates applied for the year ended and as at December 31:

	2011	2010
YTD average USD to CAD	1.0170	0.9946
December 31, reporting date rate	0.9893	1.0305

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $49,609 at December 31, 2011 (2010 - $54,276). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

35

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. During the year ended December 31, 2011, interest rate fluctuations on the Company’s credit facility have no significant impact on its net loss because the Company had no floating rate debt in place at or during the year ended December 31, 2011. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2011 and 2010.

(iii)	Commodity Price Risk

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand. The Company has attempted to mitigate commodity price risk on its future sales of crude oil through the use of financial derivative sales contracts. The following table summarizes the Company’s crude oil risk management positions at December 31, 2011:

Instrument type	Contract Month	Volume	Price per barrel
Western Texas Instrument (“WTI”) Sold Futures	February 2012	4,000 barrels per month	US$98
Western Texas Instrument (“WTI”) Sold Futures	March 2012	4,000 barrels per month	US$98
Western Texas Instrument (“WTI”) Sold Futures	April 2012	4,000 barrels per month	US$98

With respect to the commodity contracts in place at December 31, 2011, an increase of US$10/barrel in the price of oil, assuming all other variables remain constant, would have positively impacted income before taxes by approximately $120,000 (2010 - $Nil). A similar decline in commodity prices would be an equal and opposite impact on income before taxes. The Company had no commodity contracts in place at December 31, 2010.

(d)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, bank line of credit, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2011, the Company is in compliance with all covenants (note 8).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2010.

36

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS

As disclosed in note 2, these consolidated financial statements represent the Company’s first annual consolidated financial statements prepared in accordance with IFRS. Previously, the Company prepared its consolidated financial statements in accordance with pre-change over Canadian GAAP (“previous GAAP”).

The accounting policies in note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS balance sheet on January 1, 2010.

In preparing the opening IFRS consolidated balance sheet and the consolidated comparative financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with previous GAAP.

IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, IFRS 1 permits certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.

The accompanying reconciliations present the adjustments made to the Company’s previous GAAP balance sheet and statement of comprehensive loss to comply with IFRS 1. A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations. The reconciliations presented include the Company’s consolidated balance sheets as at January 1, 2010 and December 31, 2010, consolidated statement of changes in shareholders’ equity for the year ended December 31, 2010, and consolidated statement of comprehensive loss for the year ended December 31, 2010.

First-Time Adoption Exemptions Applied

The IFRS 1 applicable exemptions and exceptions applied in the conversion from previous GAAP to IFRS are as follows:

i.	The Company has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that applied before the date of transition (January 1, 2010).

ii.	The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and had vested before the Transition Date (January 1, 2010). As a result of applying this exemption, the Company will apply the provisions of IFRS 2 only to all outstanding equity instruments that are unvested as at the Transition Date to IFRS.

iii.	The Company has elected to apply the transition provisions in IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ as permitted on first time adoption of IFRS.

iv.	The Company has elected an IFRS 1 exemption whereby, upon transition to IFRS, its Canadian oil and gas properties were measured as follows:

(a)	Exploration and evaluation Canadian assets were reclassified from oil and gas properties as exploration and evaluation assets at the amount that was recorded under previous GAAP. Exploration and evaluation assets on transition are those unproved properties excluded from the full cost pool under previous GAAP; and

(b)	the remaining balance of the Canadian oil and gas properties included in the previous GAAP full cost pool was allocated to CGUs and components pro-rata using proved plus probable reserve dollar values.

On adoption of IFRS 1, the Canadian exploration and evaluation assets and oil and gas properties were tested for impairment. The impairment tests compared the carrying value of the assets to their recoverable amounts. The recoverable amount is the higher of fair value less costs to sell or value in use. There was no impairment charge recognized in the opening deficit at January 1, 2010.

37

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

v.	As a result of applying the IFRS 1 exemption for Canadian oil and gas assets previously accounted for under the full cost approach under previous GAAP, the adjustment for the revaluation of the decommissioning liability was recognized in opening deficit as at January 1, 2010.

vi.	The Company has elected to apply the transitional provisions of IAS 23, ‘Borrowing Costs’ which permits prospective capitalization of borrowing costs on qualifying assets from the Transition Date.

vii.	The Company has elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.

viii.	The Company has elected not to retrospectively apply the requirements for cumulative translation differences that existed at the date of transition to IFRS. Therefore the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

The remaining IFRS 1 exemptions were not applicable or material to the presentation of the Company’s consolidated balance sheet at the date of transition to IFRS on January 1, 2010.

Mandatory Exceptions

i.	Derecognition of financial assets and liabilities

The Company has applied the derecognition requirements in IAS 39, ‘Financial Instruments: Recognition and Measurement’, prospectively from the transition date. As a result, any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the transition date in accordance with previous GAAP have not been reviewed for compliance with IAS 39.

ii.	Estimates

The estimates previously made by the Company under previous GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy. As a result, the Company has not used hindsight to revise estimates.

38

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Consolidated Balance Sheet Reconciliation as at January 1, 2010:

			Effect of
	Note	Canadian	transition
	25	GAAP	to IFRS	IFRS
		$	$	$
ASSETS
Current
Cash and cash equivalents		2,732,696	-	2,732,696
Accounts receivable		724,773	-	724,773
Prepaids and deposits		126,266	-	126,266

Current Assets		3,583,735	-	3,583,735
Non-current
Deposits		429,402	-	429,402
Exploration and evaluation assets	a, b	-	12,717,545	12,717,545
Uranium properties	a	533,085	(533,085)	-
Property and equipment	a, b	41,339,654	(28,086,265)	13,253,389

Total Assets		45,885,876	(15,901,805)	29,984,071

LIABILITIES
Current
Bank line of credit		850,000	-	850,000
Accounts payable and accrued liabilities		2,653,483	-	2,653,483
Unrealized financial instrument loss		99,894	-	99,894
Loans from related parties		2,345,401	-	2,345,401
Warrant liability	f	-	1,160,858	1,160,858
Flow-through shares liability	g	-	271,033	271,033

Current Liabilities		5,948,778	1,431,891	7,380,669
Non-current
Deferred leasehold inducement		39,913	-	39,913
Decommissioning liability	c	208,516	113,988	322,504

Total Liabilities		6,197,207	1,545,879	7,743,086

SHAREHOLDERS' EQUITY
Share capital	f, g	72,559,504	3,250,846	75,810,350
Contributed surplus	e	6,614,805	258,361	6,873,166
Deficit		(39,385,746)	(20,956,891)	(60,342,637)
Accumulated other comprehensive loss	d	(99,894)	-	(99,894)

Total Shareholders' Equity		39,688,669	(17,447,684)	22,240,985

Total Liabilities and Shareholders' Equity		45,885,876	(15,901,805)	29,984,071

39

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Consolidated Balance Sheet Reconciliation as at December 31, 2010:

			Effects of
	Note	Canadian	transition
	25	GAAP	to IFRS	IFRS
		$	$	$
ASSETS
Current
Cash and cash equivalents		4,757,525	-	4,757,525
Accounts receivable		688,626	-	688,626
Prepaids and deposits		92,738	-	92,738

Current Assets		5,538,889	-	5,538,889
Non-current
Deposits		442,261	-	442,261
Exploration and evaluation assets	a, b	-	10,257,259	10,257,259
Uranium properties		523,205	(523,205)	-
Property and equipment	a, b	39,850,811	(25,675,830)	14,174,981

Total Assets		46,355,166	(15,941,776)	30,413,390

LIABILITIES
Current
Bridge loan		4,800,000	-	4,800,000
Accounts payable and accrued liabilities		2,472,746	-	2,472,746
Loans from related parties		250,000	-	250,000
Warrant liability	f	-	1,092,762	1,092,762
Flow-through shares liability	g	-	187,145	187,145

Current Liabilities		7,522,746	1,279,907	8,802,653
Non-current
Deferred leasehold inducement		31,708	-	31,708
Decommissioning liability	c	541,218	164,864	706,082

Total Liabilities		8,095,672	1,444,771	9,540,443

SHAREHOLDERS' EQUITY
Share capital	f, g	75,575,012	3,810,871	79,385,883
Contributed surplus	e	7,235,106	403,503	7,638,609
Deficit		(44,550,624)	(20,915,919)	(65,466,543)
Accumulated other comprehensive loss	d	-	(685,002)	(685,002)

Total Shareholders' Equity		38,259,494	(17,386,547)	20,872,947

Total Liabilities and Shareholders' Equity		46,355,166	(15,941,776)	30,413,390

40

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Reconciliation of Consolidated Statement of Comprehensive Loss for the Year ended December 31, 2010:

			Effects of
	Note	Canadian	transition
	25	GAAP	to IFRS	IFRS
		$	$	$
Revenue
Gross revenues		8,085,627	-	8,085,627
Royalties		(1,311,767)	-	(1,311,767)
Revenues, net of royalties		6,773,860	-	6,773,860
Financial instrument gain		67,922	-	67,922
Other income		36,602	-	36,602
Total Revenues and Other Income		6,878,384	-	6,878,384

Expenses
Operating and transportation		2,604,666	4,223	2,608,889
General and administrative	b	3,423,905	(40,639)	3,383,266
Finance costs	c	1,107,426	(15,334)	1,092,092
Stock based compensation	e	620,301	145,142	765,443
Foreign exchange loss		27,692	-	27,692
Amortization, depletion and impairment losses	a	5,227,272	(542,405)	4,684,867
Change in fair value of warrant liability	f	-	(68,097)	(68,097)
Total Expenses		13,011,262	(517,110)	12,494,152

Loss before income taxes		(6,132,878)	517,110	(5,615,768)
Deferred income tax recovery	g	968,000	(476,137)	491,863

Net loss for the year		(5,164,878)	40,973	(5,123,905)
Foreign currency translation adjustment	d	-	(685,002)	(685,002)

Comprehensive loss		(5,164,878)	(644,029)	(5,808,907)

Net loss per common share - basic and diluted		(0.052)		(0.051)

41

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Reconciliation of Consolidated Statement of Changes in Shareholders’ Equity for the Year ended December 31, 2010:

			Effects of
	Note	Canadian	transition
	25	GAAP	to IFRS	IFRS
		$	$	$
Share Capital
Balance, beginning of year		72,559,504	3,250,846	75,810,350
Common shares issued for cash		3,983,508	-	3,983,508
Flow through shares liability	g	(968,000)	560,025	(407,975)
Balance, end of year		75,575,012	3,810,871	79,385,883

Contributed surplus
Balance, beginning of year		6,614,805	258,361	6,873,166
Stock-based compensation	e	620,301	145,142	765,443
Balance, end of year		7,235,106	403,503	7,638,609

Accumulated Deficit
Balance, beginning of year		(39,385,746)	(20,956,891)	(60,342,637)
Net loss		(5,164,878)	40,973	(5,123,905)
Balance, end of year		(44,550,624)	(20,915,918)	(65,466,543)

AOCI(L) *
Balance, beginning of year		(99,894)	-	(99,894)
Realized financial instrument loss		99,894	-	99,894
Unrealized financial instrument loss		-	-	-
Foreign currency translation adjustment	d	-	(685,002)	(685,002)
Balance, end of year		-	(685,002)	(685,002)

Total Shareholders' Equity		38,259,494	(17,386,546)	20,872,947

* Accumulated Other Comprehensive Income (Loss)

42

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Explanatory Notes on the Transition to IFRS:

(a)	IFRS 6 – ‘Exploration for and Evaluation of Mineral Resources’, IAS 16 – ‘Property and equipment’ and IAS 38 – ‘Intangible Assets’

i.	Exploration and evaluation (“E&E”) assets and impairment

Under previous GAAP, exploration and evaluation (“E&E”) costs were capitalized as oil and gas properties in accordance with the full cost accounting guidelines available to oil and gas companies. Under IFRS, the Company capitalizes these costs initially as E&E assets. Once technical feasibility and commercial viability of an area has been determined, the capitalized costs are transferred to property and equipment, subject to an impairment assessment at that time. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore an area are expensed. This did not result in a material difference on transition.

During the twelve months ended December 31, 2010, the Company transferred $Nil of capitalized exploration and evaluation costs to property and equipment and expensed $Nil of unsuccessful exploration and evaluation assets.

Under previous GAAP, E&E assets were included in property and equipment whereas under IFRS, E&E assets are disclosed as a separate class of assets. At January 1, 2010, the Company reclassified undeveloped land and unproved properties of $12,184,460, with a cost of $30,150,651 and accumulated impairment of $17,966,191, from property and equipment to exploration and evaluation assets. In addition, the uranium properties of $533,085 were reclassified as exploration and evaluation assets on the date of transition. At December 31, 2010, the transfer was $10,257,259, which included reclassification of uranium properties of $523,205 as E&E assets and exploration and evaluation capital expenditures in 2010 net of dispositions and impairment charge.

Under previous GAAP, the Company was required to recognize an impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for the country cost centre. If an impairment loss was to be recognized, it was then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under previous GAAP cannot be reversed.

Under IFRS, the Company is required to recognize and measure an impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit (“CGU”). Oil & gas assets are grouped into CGUs based on their ability to generate largely independent cash flows. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, can be reversed when there is a subsequent increase in the recoverable amount.

Upon adoption of IFRS, the Company recognized an additional impairment charge of $14,744,690 in the opening deficit at January 1, 2010, relating to certain E&E assets in the US. Additional impairment charge of $822,015 was recorded for the year ended December 31, 2010. The impairment charge was based on the difference between the net book value of the assets and the recoverable amount. The recoverable amount was determined using the fair value less costs to sell based on the amount for which the asset could be sold in an arm’s length transaction. Under previous GAAP, these assets were included in the US cost centre ceiling test, which also included oil and gas development and production assets and was not impaired as at December 31, 2009.

43

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

(a)	IFRS 6 – ‘Exploration for and Evaluation of Mineral Resources’, IAS 16 – ‘Property and equipment’ and IAS 38 – ‘Intangible Assets’ (continued)

ii.	Property and equipment and impairment

Under previous GAAP, the Company applied a two part impairment test to the net carrying amount of oil and gas assets, whereby the first step compared the net carrying value of the asset to the aggregate of estimated undiscounted future net cash flows from production of proved reserves and the cost of unproved properties less impairment. If the net carrying value of the oil and gas assets exceeded the amount ultimately recoverable, the amount of impairment was determined through the performance of the second part of the test. The deficit, if any, of the discounted estimated future cash flows from proved and probable reserves plus the cost of unproved properties, net of impairment allowances, less the book value of the related assets was recognized as impairment on properties. Impairments recognized under previous GAAP were not reversed.

Under IFRS, property and equipment are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds its recoverable amount, the cash-generating unit is written down with an impairment loss recognized in profit or loss. Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount. Impairment reversals are recognized in profit or loss and the carrying amount of the cash-generating unit is increased to its recoverable amount as if no impairment had been recognized in prior periods.

On applying the IFRS 1 election, property and equipment were tested for impairment. There was no impairment charge recognized in the accumulated deficit at January 1, 2010. For the year ended December 31, 2010, the Company recognized an impairment charge of $360,268. The impairment tests compared the difference between the January 1, 2010 and the December 31, 2010 net book value of the assets and the recoverable amounts. The recoverable amount was determined using the fair value less costs to sell based on discounted future cash flows of proved and probable reserves using forecast prices and costs.

iii.	Amortization and depletion adjustments

Property and equipment as at January 1, 2010 were determined to be $13,253,389, being the remainder of the full cost pool balance under previous GAAP. For the year ended December 31, 2010, the Company has property and equipment capital expenditures of $4,472,535, decommissioning provision of $366,410, accumulated depletion and impairment losses of 3,814,045 and a decrease due to foreign currency translation of $103,308. Consistent with previous GAAP, these costs are capitalized as property and equipment under IFRS. Under previous GAAP, development and production costs were depleted on a unit-of-production basis for oil and gas properties for each country cost centre, based on proved reserves. Under IFRS, these costs are depleted using the unit-of-production method that is now applied on a componentized basis for each CGU, based on proved and probable reserves. Certain components within a CGU have been combined, where appropriate, as outlined in note 3. The IFRS 1 exemption permitted the Company to allocate its Canadian development and production costs to the component level using proved and probable reserve dollar values for each area as at January 1, 2010. The Company allocated its U.S. development and production costs using the amounts capitalized for each area under previous GAAP on the date of transition.

The Company has also adjusted amortization and depletion expenses for the comparative period to reflect the revised carrying values of property and equipment. This resulted in a decrease of $1,724,688 in amortization and depletion expenses for the year ended December 31, 2010.

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DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

(b)	Divestitures

Under Canadian GAAP, proceeds from the sale of oil and gas properties were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed. For the year ended December 31, 2010, the Company recognized a $40,639 net gain on divestitures under IFRS compared to Canadian GAAP results. Accounting for divestitures under IFRS resulted in a decrease of $40,639 to the Company’s Canadian GAAP net loss for the year ended December 31, 2010.

(c)	Decommissioning liability adjustments

Under previous GAAP, the decommissioning liability was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities were not re-measured to reflect period end market discount rates.

Under IFRS, the decommissioning liability is measured as the best estimate of the expenditure to be incurred and requires that the decommissioning liability be re-measured using period end market discount rates.

In accordance with IFRS and the IFRS 1 exemption, the Company has adjusted the decommissioning liability in accordance with IAS 37. This resulted in an increase of $113,988 to the decommissioning liability and the accumulated deficit as at January 1, 2010, an increase of $164,864 to the decommissioning liability as at December 31, 2010.

As a result of the change in the discount rate, accretion expense decreased by $15,334 for the year ended December 31, 2010. In addition, under previous GAAP, the unwinding of the discount was classified with amortization, depletion and accretion. Under IFRS, the accretion is classified as finance costs as required. This resulted in the reclassification of accretion expense of $17,168 for the year ended December 31, 2010.

(d)	Foreign exchange translation

In accordance with IFRS transitional provisions, the Company elected to reset the cumulative translation adjustment, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. The cumulative translation adjustment reset was $1,157,115 with an offsetting increase to opening deficit, as a result of the re-translation of the Company’s foreign subsidiaries’ non-monetary assets and liabilities using the rate of exchange at the balance sheet date versus the applicable historical rate.

Under IFRS, the subsidiaries, with the exception of Dejour USA, have a functional currency that is the same as the Company. Financial statements of the subsidiary with a functional currency different from that of the Company are translated into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are recognized in the shareholders’ equity section as accumulated other comprehensive income (loss). Under previous GAAP, foreign exchange gains and losses on the translation of the integrated subsidiary’s operations were recognized in the statement of comprehensive loss. This change in accounting increased the accumulated other comprehensive loss by $685,002 for the year ended December 31, 2010.

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DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

(d)	Foreign exchange translation (continued)

This represents a change in the translation method compared to previous GAAP for Dejour USA whereby monetary assets and liabilities were translated at the rate of exchange at the balance sheet date, and non-monetary items were translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses were translated at monthly average exchange rates and gains or losses in translation were recognized in income as they occurred. Exchange differences recognized in the profit or loss statement of Dejour USA on the translation of monetary items forming part of the Company’s net investment in foreign operations were reclassified to foreign exchange reserve on consolidation.

(e)	Share based payments

Under previous GAAP, the Company recognized an expense related to share-based payments on a straight-line basis through the date of full vesting and recognized forfeitures as they occurred. Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards and estimate a forfeiture rate on the date of grant. This increased contributed surplus and increased the deficit by $258,361 at the date of transition and resulted in an increase in stock-based compensation expense of $145,142 for the year ended December 31, 2010.

(f)	Derivative financial instruments

The Company has outstanding warrants which entitle the holder to acquire a fixed number of common shares for a fixed US dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in profit or loss as they arise. Under previous GAAP, the warrants were classified as equity and changes in fair value were not recognized. This change in accounting increased liabilities at January 1, 2010 by $1,161,858 ($1,092,762 at December 31, 2010), decreased share capital by $963,004 ($963,004 at December 31, 2010) and increased the accumulated deficit by $197,855 at January 1, 2010 ($129,759 at December 31, 2010) and decreased the net loss by $68,096 for the year ended December 31, 2010.

(g)	Flow-through shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures, which are renounced by the Company. Under IFRS, on issuance of flow-through shares, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon the resource property expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of the tax reduction renounced to the shareholders. Under previous GAAP, the deferred tax liabilities resulting from the renunciation of the qualified expenditures by the Company were recorded as a reduction of share capital on the date of the renouncement filing. This change in accounting increased liabilities at January 1, 2010 by $271,033 ($187,145 at December 31, 2010), increased share capital at January 1, 2010 by $4,213,850 ($4,773,875 at December 31, 2010) and increased the accumulated deficit by $4,484,883 at January 1, 2010 ($4,961,020 at December 31, 2010) and increased the net loss by $476,137 for the year ended December 31, 2010.

(h)	Statement of cash flows

The transition to IFRS did not result in any significant impact to the Company’s operating, investing and financing cash flows for the year ended December 31, 2010.

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